INNOPHOS INVESTMENTS HOLDINGS, INC.

259 Prospect Plains Road,

Cranbury, New Jersey 08512

February 9, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

FAX: (202) 932-7768

Attention:	Ms. Lesli L. Sheppard

	Re:	Innophos Investments Holdings, Inc. (the “Company”) Registration Statement on Form S-4, Filed November 23, 2005,
File No. 333-129954

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4

(SEC File No. 333-129954), as amended, to 3 p.m., Eastern time, on February 13, 2006 or as soon thereafter as possible.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Company hereby further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call David D. McCusker of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4734 as soon as the Registration Statement has been declared effective.

Very truly yours,

INNOPHOS INVESTMENTS HOLDINGS, INC.

By:	/s/ Richard Heyse
Name: Richard Heyse
Its: Chief Financial Officer